SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For May and June, 2006

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

Exhibit index – 4 May 2006 to 30 June 2006

99.1	8 May 2006 – Holding in company Fidelity Insurance 3%
99.2	17 May 2006 – Final terms relating to the issue by United Utilities Water PLC pf £50,000,000 1.7937% index linked notes due May 2049
99.3	19 May 2006 – Directors/ PDMR shareholding SIP investment
99.4	19 May 2006 – Holding in company Barclays 3.05%
99.5	23 May 2006 – Holding in company Barclays <3%
99.6	6 June 2006 – Directors/PDMR shareholding S Batey share sale
99.7	6 June 2006 – Directors/PDMR shareholding vesting and allotment of shares through operation of performance share plan
99.8	6 June 2006 – Directors/ PDMR shareholding S Batey PSP exercise
99.9	7 June 2006 – Directors/PDMR shareholding T Rayner exercise of PSP and sale of shares
99.10	9 June 2006 – Directors/PDMR shareholding L Booth exercise of PSP and sale of shares
99.11	9 June 2006 – Holding in company Morgan Stanley 3.71%
99.12	12 June 2006 – Holding in company Barclays 3.37%
99.13	15 June 2006 – Directors/PDMR shareholding C Cornish exercise of PSP and sale of shares
99.14	19 June 2006 – Holding in company Barclays <3%
99.15	20 June 2006 – Accounts available at document viewing facility
99.16	21 June 2006 – Directors/ PDMR shareholding G Waters exercise of PSP and sale of shares
99.17	21 June 2006 – Directors/ PDMR shareholding SIP investment
99.18	22 June 2006 – Scottish Water QS3
99.19	28 June 2006 – Display of AGM documents at Document Viewing Facility
99.20	27 June 2006 – Holding in company – Morgan Stanley <3%
99.21	28 June 2006 – Holding in company Barclays 4.06%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC (Registrant)

Dated: 5 July 2006	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary